                                             As Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-52884

PROSPECTUS

                                 CELLPOINT INC.

                        3,773,274 SHARES OF COMMON STOCK

                               ------------------

    This Prospectus is being used by certain stockholders (the "Selling Stockholders") of CellPoint Inc. (together with its subsidiaries, unless the context otherwise requires, the "Company" or "CellPoint") to sell an aggregate of up to 3,773,274 shares (the "Shares") of the Company's Common Stock, par value $.001 per share ("Common Stock"). The Selling Stockholders will sell the Common Stock, from time to time, at prices then attainable, less ordinary brokers' commissions and dealers' discounts, as applicable. The Shares were offered and sold to the Selling Stockholders pursuant to private offerings in which the Shares were not registered with the Securities and Exchange Commission. The Shares are being offered solely for the account of the Selling Stockholders and we will receive no part of the proceeds of this Offering. For more information about the Selling Stockholders, please refer to the sections entitled "Summary of Offering" and "The Selling Stockholders".

    Our Common Stock trades on the NASDAQ National Market ("NASDAQ") under the symbol CLPT. On February 23, 2001 the last reported sale price per share of Common Stock was $8.25.

                            ------------------------

    INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION OF THIS PROSPECTUS.

                            ------------------------

                                                                    PROCEEDS TO ISSUER
                                               PRICE TO PUBLIC      OR OTHER PERSONS(2)
                                               ---------------      -------------------
Per Share....................................    $      8.25(1)                      (1)(2)
  Total......................................    $31,129,511(1)                      (1)(2)

------------------------

(1) Estimated, based upon the last reported sale price of our Common Stock on February 23, 2001.

(2) We will receive no part of the proceeds from the sale of the shares described in this Prospectus. All proceeds will go to the Selling Stockholders, and the amount set forth above assumes that all Shares described in this Prospectus are sold. Our estimated expenses in connection with this Prospectus are approximately $129,041.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

               THE DATE OF THIS PROSPECTUS IS FEBRUARY 26, 2001.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING OR SOLICITATION WITH RESPECT TO THESE SECURITIES BY THE COMPANY TO ANY PERSON WHO MAY BE CONSIDERED TO BE AN UNDERWRITER OR TO ANY PERSON IN ANY STATE IN WHICH SAID OFFERING OR SOLICITATION IS NOT AUTHORIZED BY THE LAWS THEREOF OR IN WHICH THE PERSON MAKING SAID OFFERING OR SOLICITATION IS NOT QUALIFIED TO ACT AS DEALER OR BROKER OR OTHERWISE TO MAKE SUCH OFFERING OR SOLICITATION.

    WE HAVE AGREED TO FILE AMENDMENTS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART IN ORDER TO INFORM POTENTIAL PURCHASERS OF THE COMMON STOCK OF ANY FACTS OR EVENTS ARISING AFTER THE DATE OF THIS PROSPECTUS WHICH ARE MATERIAL TO SUCH PURCHASER'S INVESTMENT DECISION. WE WILL DISTRIBUTE ANY SUCH AMENDMENTS TO THIS PROSPECTUS TO THE SELLING STOCKHOLDERS AFTER SUCH AMENDMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

                           FORWARD-LOOKING STATEMENTS

    This Prospectus contains certain "forward-looking statements". We have based these forward-looking statements on our current expectations and projections about future events, and they do not relate strictly to historical or current facts. Our actual results could differ materially from the results discussed in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions about CellPoint, including, among other things:

    - The rate of market development and acceptance of location and telematics technologies;

    - The unpredictability and length of our sales cycle;

    - The limited revenues and significant operating losses we have generated to date;

    - Our ability to achieve adequate levels of revenue to recover our investment in capitalized software development costs;

    - The dependence on the efforts of mobile networks operators;

    - The possibility of significant ongoing capital requirements;

    - The loss of any significant customer;

    - Our ability to secure additional financing as and when necessary;

    - Our ability to retain the services of our key management and to attract new members of the management team; and

    - Our ability to effect and retain appropriate patent, copyright and trademark protection of our products.

    We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained or incorporated by reference in this Prospectus might not occur.

                            ------------------------

    We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus, as well as information we previously filed with the SEC, is accurate as of the date on the front cover of this Prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

    We file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") (our SEC file number is 000-25205). Our SEC filings are also available over the Internet at the SEC's website at HTTP://WWW.SEC.GOV. You may also read and copy any document we file at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room and their copy charges. We maintain a website at http://www.cellpt.com.

    IN CONNECTION WITH THIS OFFERING, CERTAIN SELLING STOCKHOLDERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "PLAN OF DISTRIBUTION".

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

    The SEC allows us to "incorporate by reference" the information we file with it, which means:

    - Incorporated documents are considered part of this prospectus;

    - We can disclose important information to you by referring you to those documents; and

    - Information that we file with the SEC will automatically update and supersede this prospectus.

    We incorporate by reference the documents listed below that have been previously filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

    - Annual Report on Form 10-KSB for the fiscal year ended June 30, 2000;

    - Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000;

    - Current Report on Form 8-K, filed with the SEC on December 12, 2000;

    - Definitive Proxy Statement, dated November 6, 2000;

    - Description of our Common Stock set forth in our Registration Statement on Form 10SB, as amended, including any subsequent amendment or report filed for the purpose of updating such description.

    We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus but before all the common stock offered by this prospectus has been sold:

    - Reports filed under Sections 13(a) and (c) and 15(d) of the Exchange Act; and

    - Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting.

    You may request a copy of any filings referred to above, at no cost, by contacting us at the following address:

       CellPoint Inc.
       3000 Hillswood Drive
       Hillswood Business Park
       Chertsey, Surrey KT16 0RS
       England
       Attn: Investor Relations

                              SUMMARY INFORMATION

    THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT OUR BUSINESS AND THIS OFFERING. IT MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, BEFORE DECIDING TO INVEST IN SHARES OF COMMON STOCK.

OUR BUSINESS

    CellPoint Inc. and its subsidiaries promote, market, develop, offer, sell, support and distribute digital cellular, or GSM (Global System for Mobile Communications, "GSM") technologies and applications for mobile phone location services and telematics. We are primarily an enabler of location technology and services for mobile phones and other mobile devices. Location services for mobile phones are made possible by combining location technology, a location services platform (similar to an operating system) and applications to deliver various location services. Our operating system also supports our telematics terminals to enable telemetry services with broad industrial scope.

    CellPoint is an end-to-end provider of location services. Our location technology enables users to determine the position of a cellular telephone or object in unmodified GSM cellular networks. The primary location service applications include resource management of mobile workforce assets, friend-finding relative to one's own location, personal security services and fleet management and vehicle tracking for security, including positioning and tracking for recovery in the event of theft. In the resource and fleet management application, companies can view and track their mobile service personnel over the Internet. Information services can include location-sensitive traffic reports, weather, and concierge information services such as the location of the nearest hotel, restaurant or repair shop. Emergency applications could include locating persons making emergency calls, roadside assistance in the event of vehicle breakdown or location of a disabled or impaired person who may be lost or missing.

    Unwire, our telematics subsidiary, focuses on the worldwide marketing, support, development, distribution and sales of our technologies and products for telematics. Telematics involves wireless remote management and control of machines and equipment. The field of applications spans all industries and includes, for example, logistics, alarm management, elevator systems, vending machines, container management, meter reading, fleet management, vehicle monitoring and remote control, quality control, cash and ATM terminals, gate and door management, security, supervision and service information.

    As used herein, "we", "us", "our" and "the Company" refer to CellPoint Inc. and its subsidiaries, collectively; "CellPoint" refers to our wholly-owned subsidiaries, CellPoint Systems AB in Sweden, CellPoint Europe Limited in England and CellPoint Systems SA (Pty) Ltd. In South Africa; and "Unwire" refers to our wholly-owned subsidiary, Unwire AB.

OUR ADDRESS

    We were originally organized on February 28, 1997, as Technor
International, Inc., a corporation organized under the laws of the State of Nevada, pursuant to the provisions of General Corporation Law of the State of Nevada. On October 4, 1999, we changed our corporate name to "CellPoint Inc." in order to generate wider name recognition in the business and financial communities. Our Common Stock trades on the NASDAQ National Market under the symbol CLPT.

    Our principal business address and telephone numbers are Kronborgsgrand 7, 164 46 Kista, Sweden, telephone +46 (0)8 5947-4900, facsimile
+46 (0)8 35 87 90. We also maintain executive offices at 3000 Hillswood Drive, Hillswood Business Park, Chertsey, Surrey, KT16 0RS, England, telephone +44 1932 895 310. The Company maintains a website at www.cellpt.com. Information contained in our website is not a part of this Prospectus.

RECENT DEVELOPMENTS

    On August 28, 2000, Unwire announced a contract with PhoneTrans AG of Germany, pursuant to which PhoneTrans has committed to purchase a minimum of 24,000 telematics terminals from Unwire over 29 months. The purchase price under the contract is expected to aggregate $8,000,000. In the vending machine marketplace, Unwire's terminals will automatically notify owners of low stock levels, saving companies time and money by ensuring stock levels are always there. Unwire will earn revenues from the sale of hardware, consulting services and application license fees.

    On September 8, 2000, Unwire announced its agreement with ItsMobile of Ireland to provide telematics terminals for vending machines in Europe. The purchase price under the contract is expected to aggregate $2,800,000 in revenues. Unwire's terminals will notify owners automatically of low stock levels and will provide such owners with remote management information for the vending machines.

    On September 27, 2000, Unwire and CellPoint announced a contract with Car Tracking Company Ltd. of Thailand. This contract combines Unwire's purpose-designed in-vehicle telematics terminals with CellPoint's location technology to provide security and fleet management for police and government vehicles in Thailand. The contract is expected to aggregate $12,000,000 in revenues over three years.

    On October 9, 2000, we announced a commercial agreement with EuroTel
Praha Ltd. of the Czech Republic for our Mobile Location Services platform and applications. EuroTel, using CellPoint's latest location-based service technology, is able to offer its customers our Resource Manager service based on their current mobile phones and SIM cards.

    On December 6, 2000, we completed a private placement with Castle Creek Technology Partners LLC ("Castle Creek"). In such transaction, we issued to Castle Creek 6% convertible notes in the aggregate principal amount of $10,000,000 and five-year warrants to purchase up to 210,526 shares of the Company's Common Stock. The convertible notes are due September 30, 2002, and may be prepaid prior to such date upon the satisfaction of certain conditions (including the issuance of additional warrants). The convertible notes may be converted at the rate of $25.00 per share until June 4, 2001; on or after June 5, 2001, the convertible notes may be converted into shares of our Common Stock at a rate equal to the lesser of (a) $25.00 per share, and (b) 90% of the average of the five lowest Volume Weighted Average Prices of our Common Stock during the 20 consecutive trading days ending on the trading day immediately prior to the conversion date. The warrants are exercisable initially at $11.40 per share. The conversion ratio of the notes and the exercise price of the warrants are also subject to anti-dilution adjustments. See "Description of Securities--Castle Creek Convertible Notes and Warrants".

THE SELLING STOCKHOLDERS

    This Prospectus relates to the registration of the resale of 3,773,274 shares of our Common Stock, beneficially owned by certain of the Company's stockholders (the "Selling Stockholders"). Of the shares covered by this Prospectus, 898,320 are being registered for sale by purchasers in a private placement through Madison Securities in 1999, 985,481 are being registered for sale by the former stockholders of Unwire, 100,000 shares are being registered for sale upon exercise of warrants held by M&S Trust Company, and 1,789,473 are being registered for sale upon the conversion of the notes and exercise of the warrants held by Castle Creek. The shares owned by the Selling Stockholders who purchased their shares in the 1999 private placement through Madison Securities were previously registered in a registration statement that became effective on August 4, 2000 and amended on December 27, 2000.

The shares still owned by such Selling Stockholders which were previously registered are being included in this Prospectus for the Company's purposes of including all shares of selling stockholders in one prospectus. Upon the effectiveness of this Prospectus, the previous registration statement will be terminated.

    We do not know when or if the Selling Stockholders will exercise their warrants or convert their notes or whether the Selling Stockholders will sell any of the Shares. See "The Selling Stockholders" and "Plan of Distribution".

THE OFFERING

    The Shares offered pursuant to this Prospectus are shares of our Common Stock beneficially owned by the Selling Stockholders. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders, except to the extent that any of the Selling Stockholders exercise their warrants and elect to pay the exercise price in cash.

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE YOU DECIDE TO BUY OUR SHARES. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD BE LIKELY TO SUFFER. IN THAT CASE, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

    OUR LIMITED OPERATING HISTORY MAKES EVALUATION OF OUR BUSINESS AND PROSPECTS DIFFICULT.

    We have only a limited operating history on which you can base an evaluation of our business and prospects. While we have generated limited revenues since July 1999, we cannot assure you that we will generate sufficient revenues to fund our operations or that we will be profitable at such level of operations. Our business and prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as the market for positioning services.

    WE HAVE A HISTORY OF LOSSES AND WE ANTICIPATE SIGNIFICANT FUTURE LOSSES.

    For the year ended June 30, 2000, we had aggregate commercial revenues of $915,478. We incurred a loss of ($11,787,375) for fiscal year 2000, as compared to a loss of ($2,873,479) for the fiscal year ended June 30, 1999. If we were to record profits, we do not anticipate paying dividends on our Common Stock in the foreseeable future.

    WE MAY NEED ADDITIONAL FINANCING FOR OUR FUTURE CAPITAL NEEDS WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS, IF AT ALL.

    We are likely to need additional cash in order to implement our strategies, including cash for (i) payment of increased operating expenses; and
(ii) further implementation of our business strategies. We may raise such additional capital through additional public or private financings, as well as borrowings and other resources. While we have no commitments in place as of the date of this Prospectus, we are actively negotiating with several investment banks to undertake a financing. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution to our stockholders.

    Furthermore, the perceived risk of dilution or any actual dilution occasioned by the convertible notes and warrants issued to Castle Creek, could make it difficult for us to obtain additional financing because potential investors may decline to invest in light of the risk of dilution, or may require that their investment be on terms at least as favorable as the terms of the convertible notes and warrants issued to Castle Creek. In addition, our ability to engage in additional financing is curtailed by the arrangements made with Castle Creek. We have agreed that for a six-month period from the date that this registration statement becomes effective, we will not, except with respect to certain strategic transactions, issue any privately placed equity or equity-like securities. Furthermore, until December 5, 2001, we have agreed that in the event we issue any privately-placed securities to any third-parties, Castle Creek shall have the right to exchange its convertible notes and warrants for any or all of the securities offered to such third-party. Both of these restrictions place significant burdens on our ability to raise additional financing and may cause potential investors to decline to invest or only invest on terms that are not sufficient to satisfy our capital requirements.

    We cannot be assured that we will have access to the capital markets in the future, or that financing will be available to us on acceptable terms to satisfy our cash requirements. If we cannot obtain the necessary capital, our business and financial condition will be materially and adversely affected. In such event, we may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our assets that we would not otherwise choose to do.

    WE DEPEND HEAVILY ON OUR KEY PERSONNEL, AND OUR INABILITY TO RETAIN THEM COULD ADVERSELY AFFECT OUR BUSINESS.

    Our success will depend, in part, on the continued availability of our senior management team, particularly Peter Henricsson, President and Chief Executive Officer, Lynn Duplessis, Vice President, Lars Persson, Chief Executive Officer of CellPoint Europe Limited, and Lars Wadell, Chief Financial Officer. We have employment agreements with each of these executive officers.
Mr. Henricsson and Ms. Duplessis are husband and wife. The loss of any of these key employees could have a material adverse effect on our business and prospects. We believe that all commercially reasonable efforts have been made to minimize the risks that might arise should any of our key personnel depart from the Company. We do not maintain any key man life insurance with respect to any of our executive employees.

    AN INVESTMENT IN OUR COMPANY MUST BE CONSIDERED SPECULATIVE.

    We cannot assure you that you will realize a return on your investment or that our stockholders will not lose their investments in our Company in their entirety. In the event we are forced to dissolve or commence insolvency proceedings, any proceeds from the liquidation of our assets will be distributed to our stockholders only after the satisfaction of the claims of our creditors. Your ability to recover all or any portion of an investment in our capital stock will depend upon the amount of the dissolution proceeds.

    WE MAY NOT BE ABLE TO MANAGE OUR EXPANDING OPERATIONS EFFECTIVELY.

    We are currently experiencing a period of rapid expansion. Due to the limited deployment of our services to date, the ability of our systems and operations to connect and manage a substantially larger number of customers while maintaining adequate performance is unproven. In addition, rapid growth is likely to place a strain on managerial and operational resources. To accommodate this growth, we must accomplish the following:

    - implement new or upgraded operating and financial systems, procedures and controls in many different locations;

    - expand customer service, billing and other related support systems;

    - devise and implement new advertising and marketing campaigns focused on the CellPoint brand and certain of new products and services; and

    - obtain sufficient resources or additional capacity from network operators.

    We may not succeed with these efforts. Our failure to accomplish these goals in an efficient manner could cause expenses to grow and revenues to decline or grow more slowly than expected, and could otherwise have a material adverse effect on our business, financial condition and results of operations.

    WE HAVE NOT YET ACHIEVED FULL MARKET ACCEPTANCE OF OUR PRODUCTS.

    We are currently implementing commercial operations of the CellPoint System. Our first commercial agreement was signed in April 1999 with Tele2, a GSM network operator in Sweden, for positioning services for GSM telephones. Tele2 launched commercial services in Sweden for positioning of mobile phones based on the CellPoint System in November 1999. We announced a commercial agreement where France Telecom Mobiles will license CellPoint's location platform and one location services application, Resource Manager. A commercial agreement was announced on October 9, 2000 with EuroTel Praha Ltd. of the Czech Republic for our Mobile Location Services Platform and applications. Further strategic alliances are in place to co-market new services internationally, such as with Yahoo Sverige AB, where Yahoo! has branded CellPoint's Finder! product as Yahoo! Find-A-Friend, and with Matrix Vehicle Tracking (Pty) Ltd. for deploying vehicle tracking and fleet management services with purpose-designed terminals. We have begun to receive contract revenues from these initial contracts. Though we are marketing the CellPoint System throughout Europe and Asia, we cannot assure you that we will be successful in procuring additional contracts, or that the contracts obtained will be profitable. We also cooperate with numerous cellular industry suppliers including application developers and cellular phone and SIM card manufacturers. We are seeking additional strategic alliances for distribution and marketing channels to sell the positioning and telematics services for GSM cellular phones and proprietary hardware terminals to end-users.

    We cannot assure you that the CellPoint System will achieve a significant degree of market acceptance, and that acceptance, if achieved, will be sustained for any significant period or that product life cycles will be sufficient (or substitute products developed) to permit the Company to recover start-up and other associated costs. Failure of the CellPoint System to achieve or sustain market acceptance could have a material adverse effect on our business, financial conditions, and results of operations.

    OUR SALES CYCLES ARE LONG AND OUR REVENUE IS UNPREDICTABLE.

    Our products and services are complex and it typically takes a cellular network operator a significant amount of time to reach a decision to purchase them. We may spend a significant amount of time, effort and expense during a particular period that does not yield any orders during that period or at all. If orders or payments are delayed, then it may be difficult to meet cash flow requirements or obtain credit. Furthermore, deployment of services by a network operator may take several months. A delay in sales of our products could cause operating results to vary significantly from projected results. The sales of services by the network operators will depend on how quickly the network operator is able to roll-out mobile location service. Since we have no control over the timing of the roll-out and since we have limited revenue history, it is particularly difficult to predict revenue and operating results. If the timing and magnitude of sales are not accurately predicted, then it may be difficult to meet customers' delivery requirements. These problems could impede our growth, restrict our ability to take advantage of new opportunities, and ultimately have a material adverse effect on our financial condition.

    WE MAY HAVE DIFFICULTY IDENTIFYING AND FINANCING SUITABLE ACQUISITIONS, JOINT VENTURES OR STRATEGIC ALLIANCES, AND THOSE THAT WE DO COMPLETE COULD ADVERSELY AFFECT OPERATING RESULTS.

    As part of our business strategy, senior management reviews potential acquisitions, joint ventures and strategic alliances that may complement or expand existing business or increase revenues. We may not be able to identify appropriate joint ventures, acquisitions or alliances or be able to finance these transactions successfully once identified. Any failure to identify or finance future transactions may impair our growth.

    Any acquisitions that are not completed will be accompanied by the risks commonly encountered with acquisitions of companies, such as the difficulty of integrating the operations and personnel of the acquired businesses, the potential disruption of our business, the assumption of unexpected liabilities relating to the acquired assets, the imposition and maintenance of common standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of difficulties arising out of integration. Furthermore, the value of any business acquired may be less than the amount paid for it if, for example, there is a decline in the position of that business in the relevant market in which it operates or there is a decline in that market generally.

    WE MAY ENCOUNTER DIFFICULTIES IN IMPLEMENTING OUR BUSINESS STRATEGY.

    Although we intend to pursue a strategy of aggressive product marketing, development and distribution, implementation of this strategy will depend in large part on our ability to (i) establish a significant customer base and maintain favorable relationships with those customers, (ii) effectively introduce acceptable products to our customers, (iii) obtain adequate financing on favorable terms to fund our business strategy, (iv) maintain appropriate procedures, policies, and systems, (v) hire, train, and retain skilled employees, and (vi) continue to operate in the face of increasing competition. If we are unable to achieve any or all of these goals, we will not be able to successfully implement our business strategy, which could have a material adverse effect on our results of operations and financial condition.

    THE PERFORMANCE OF OUR PRODUCTS COULD RESULT IN PRODUCT LIABILITY FOR OUR BUSINESS OR PRODUCT RECALLS.

    We are responsible for product performance and liabilities of our products based on our core technology. We currently have product liability insurance, but there can be no assurance that we will be able to obtain additional insurance or maintain such insurance on acceptable terms that such insurance will provide adequate coverage against potential liabilities. We face a business risk of exposure to product liability, claims for consequential damages and other claims in the event that the use of our technology and services or the failure of our technology to perform in accordance with specifications is alleged to result in adverse effects. We cannot assure you that we will avoid significant product liability exposure or that insurance coverage will be available in the future on commercially reasonable terms, or at all. A loss of insurance coverage or the assertion of a product liability claim or claims would likely materially adversely affect our business, financial condition and results of operations. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant liability exposure. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the marketing and distribution of the CellPoint System.

    WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND MAY BE SUBJECT TO CLAIMS ALLEGING INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

    We cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of proprietary information or prevent others from independently developing or offering similar products or services. Given the global reach of mobile communications, trademarks and other forms of intellectual property could be displayed in countries that offer less intellectual property protection than the United States, Sweden, South Africa and the United Kingdom. Furthermore, although we have and expect to have confidentiality and non-competition agreements with our employees, suppliers and manufacturers, no assurances can be made that such arrangements will be adequate to protect our trade secrets and intellectual property rights. We are not aware of any infringement by our technology on the proprietary rights of others and have not received any notice of claimed infringement. However, we have not conducted any investigation as to possible infringement. In addition, we cannot be sure that a third-party will not assert an infringement claim in the future, or if asserted, that we will be able to successfully defend against any such claim. Any such misappropriation or claim could have a material adverse effect on our future financial results and/or our ability to operate the business.

    A FEW STOCKHOLDERS OWN A SUFFICIENT NUMBER OF SHARES OF OUR COMMON STOCK CAN EXERT A MAJOR INFLUENCE ON MAJOR DECISIONS TO BE TAKEN BY OUR STOCKHOLDERS.

    Mr. Henricsson and Ms. Duplessis, the founders of the Company, beneficially own together approximately 19.1% of our issued and outstanding shares of Common Stock. Novel Electronics Systems & Technologies, Ltd., the company from whom we purchased the core technology, beneficially owns approximately 24.1% of our issued and outstanding shares of Common Stock. Mr. Henricsson and Ms. Duplessis are not shareholders of Novel. Because of such ownership, Mr. Henricsson, Ms. Duplessis and Novel together could have a major influence on the election of all members of the Board of Directors of the Company and determine our corporate action. Stockholders are not entitled to accumulate their votes for the election of directors or otherwise.

RISKS RELATED TO OUR INDUSTRY

    IF WE DO NOT RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGES AND CHANGES IN CUSTOMER NEEDS, WE MAY LOSE SALES.

    The mobile industry is characterized by rapidly changing technologies, industry standards, customer needs and competition, as well as frequent new product and service introductions. We will need to maintain technological competitiveness, achieve market acceptance and meet an expanding range of customer requirements in order to attract and retain customers and manage customer data effectively.

    Our services are integrated with mobile devices and must also be compatible with the networks of mobile network operators. We may not be successful in developing and marketing, on a timely and cost-effective basis, new services that respond to technological changes, evolving industry standards including GPRS and UMTS, or changing customer requirements. Our ability to grow and achieve profitability will depend, in part, on our ability to accomplish the following in a timely and cost-effective manner:

    - effectively use and integrate new mobile technologies;

    - continued development and maintenance of technical expertise;

    - develop applications to adapt to new mobile systems and personal devices;

    - influence and respond to emerging industry standards and other changes;

    - effectively market our services; and

    - develop innovative services that continue to satisfy the needs of our customers.

    We cannot assure you that we will be able to achieve these goals and our failure to do so could have a material adverse effect on our future financial results and/or ability to operate the business.

    THERE IS NO ESTABLISHED MARKET FOR LOCATION SERVICES.

    The success of our business depends heavily on the development of a market for mobile location products and services. Since this market is new, and its potential is uncertain, there can be no assurances that it will develop or be sustained for a period sufficient to recover start-up and other associated costs. In order to be successful, we need mobile network operators to launch and maintain mobile location services utilizing our location services platform and location applications. Although we intend to market our products aggressively, we cannot assure you that network operators will accept our products or that consumers will purchase mobile location services from their network operators. If significant sales of location services do not develop, our financial condition and results of operations may suffer.

    OUR SUCCESS DEPENDS ON ESTABLISHING AND MAINTAINING RELATIONSHIPS WITH, AND OBTAINING SUFFICIENT CAPACITY FROM MOBILE NETWORK OPERATORS.

    The primary source of our location services revenue is based on the volume of subscribers using our services through a mobile network operator. Our success depends heavily on the success of mobile network operators in pricing and marketing new location services to their customers. If one or more network operators are unable to gain location services subscribers, then our earnings may suffer. We also depend on mobile network operators to provide uninterrupted service and we will not be able to satisfy our customers' needs if the network operators fail to provide the required level of service, including bandwidth. In addition, our expenses may increase and profitability could be materially adversely affected if network operators were to increase the prices of their services. Some network operators are, or could become, competitors and, if they become competitors, they may refuse to provide their services to us or only provide them to us on less advantageous terms. This could have a material adverse effect on our future financial results and/or our ability to operate the business.

    OUR BUSINESS COULD SUFFER IF MOBILE DEVICES ARE NOT WIDELY ADOPTED FOR INTERNET-BASED SERVICES.

    The success of our business depends in part on the acceptance by the market of mobile devices as a method of accessing the Internet. There are a number of technological and market barriers to the widespread use of mobile devices for this purpose. These barriers include limited display capability, difficulty of data input, slower connection speeds, lack of acceptable security technologies, concerns over privacy and inconsistent quality of service.

    ACTUAL OR PERCEIVED HEALTH RISKS ASSOCIATED WITH THE USE OF MOBILE PHONES COULD REDUCE THE NUMBER OF MOBILE USERS.

    We are aware of recent concerns expressed that there may be risks associated with the effects of electromagnetic signals from mobile handsets and transmission masts, which serve as antennae for transmitting radio signals. While there is currently no substantiated link between radio waves and long-term health issues, the actual or perceived risk of mobile communications devices and masts could affect us through a reduction in the number of mobile handset users or a reduction in the average usage per mobile subscriber.

    COMPETITION COULD HARM OUR BUSINESS.

    The markets for the location and telematics services offered by us are becoming increasingly competitive. If we are unable to either respond adequately to the competitive challenges we face or establish a sustainable competitive advantage, we may lose market share or be forced to lower prices to unprofitable levels. In addition, we have a number of existing and potential competitors, located in various service categories, and may be unable to predict or plan adequately for the strategies of competitors. Accordingly, we may be unable to respond quickly or adequately to the changes in the marketplace brought on by new service offerings and the marketing and promotional efforts of existing or new competitors.

    As many of our agreements with mobile network operators are non-exclusive, competitors may use the same networks in competition with us. It may be possible for competitors to develop technologies, products and services that are more effective than our technologies, products and services or that could render our technology, products and services obsolete and non-competitive. Competitors could include mobile network operators, software developers, systems integrators, media companies and Internet portals. Many potential competitors have significantly greater financial, technical, marketing and other resources than we have. No assurances can be made that existing competitors or other companies will not provide services that could be more attractive to consumers or companies than those provided by us or that we will be able to respond adequately to the competitive challenges we face. Additional information regarding competition is described under "Business--Competition".

    WE ARE DEPENDENT ON INTERNATIONAL SALES, AND OUR BUSINESS IS SUBJECT TO THE LOCAL BUSINESS RISKS IN EACH COUNTRY IN WHICH WE DO BUSINESS.

    We anticipate that a significant portion of the revenue from the sale of our location services and telematics products and services will be derived from customers located outside of the United States. Our sales and operations could be subject to certain risks of international trade, including tariffs and other barriers, difficulties in staffing and managing foreign subsidiary and branch operations, currency exchange risks and exchange controls, potentially adverse tax consequences and the possibility of difficulty in accounts receivable collection. Any of these factors could adversely affect our business, financial condition and results of operations.

    Our products may be subject to foreign government standards and regulations that are continually being amended and may vary from country to country. Although we will endeavor to satisfy foreign technical and regulatory standards, there can be no assurance that the CellPoint System or the Unwire telemetry terminals will comply in all respects with such government standards and regulations, or changes thereto, or that it will be cost effective for us to redesign our products to comply with such standards or regulations. Our inability to design or redesign products to comply with foreign standards could have a material adverse effect on our business, financial condition and results of operations.

    FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES COULD RESULT IN CURRENCY EXCHANGE LOSSES.

    Our products and services are sold in currencies other than the U.S. Dollar, which makes the management of currency fluctuations difficult and exposes us to risks. Fluctuations in the value of foreign currencies relative to the U.S. Dollar could cause us to incur currency exchange losses. The risk will increase to the extent international revenue increases. The effect of exchange rate fluctuations on future operating results cannot be predicted. We have no experience in entering into currency hedging contracts, and if we use hedging to try to manage any future foreign currency exposure, we may incur hedging-related losses.

    NEW LAWS AND REGULATIONS THAT IMPACT OUR INDUSTRY COULD INCREASE COSTS OR REDUCE OPPORTUNITIES TO EARN REVENUE.

    We are currently subject to certain regulations specifically aimed at e-commerce and Internet-related services in addition to regulations applicable to businesses in general. In the future, however, we may become subject to further regulation by local or national regulatory authorities including, among other issues, in relation to e-commerce and taxation. Concerns about personal privacy could also result in regulations limiting the use of mobile location services. For example, the European Union has issued a revised telecommunications data protection directive that covers advanced location systems such as the CellPoint System. The revised directive provides that location data may only be used with the consent of the subscriber and that subscribers and users must be provided with a simple means of temporarily denying the processing of their location data. The revised directive, which is not expected to take effect in Europe until 2002, may affect the extent to which network operators are able to use the CellPoint System. In addition to regulations covering CellPoint, the network operators that supply us with capacity are subject to laws and regulations that could cause them to increase our costs or reduce our ability to continue selling and supporting our services.

RISKS RELATED TO THIS OFFERING

    OUR SHARES MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS.

    The market price for our Common Stock may fluctuate significantly in response to a variety of reasons, some of which are beyond our control:

    - variations in quarterly operating results;

    - changes in financial estimates by securities analysts;

    - changes in market valuation of our competitors or perceived competitors;

    - changes in market valuation of companies in the telecommunications industry;

    - announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

    - additions or departures of key personnel;

    - sales of common stock or termination of stock transfer restrictions; and

    - fluctuations in trading volume, which are particularly common among high technology companies.

In addition, the stock market has, from time to time, experienced significant price and volume fluctuations that have affected the market prices for securities generally.

    Our Common Stock is currently traded on the NASDAQ National Market. Although we believe that we will continue to meet the criteria necessary to maintain such listing, there can be no assurance that we will meet the criteria to continue such listing. To the extent that we do not maintain such listing, our stockholders could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our Common Stock. In addition, failure to maintain a listing for our Common Stock may make our Common Stock ineligible for use as, or make our Common Stock substantially less attractive as, collateral for margin and purpose loans, for investment by financial institutions under their internal policies or state legal investment laws, as consideration in the financing of future acquisitions of businesses or assets by us, and for issuance by us in future capital-raising transactions.

    UNDER THE TERMS OF CONVERTIBLE NOTES AND WARRANTS SOLD IN DECEMBER 2000, IF THE MARKET PRICE OF OUR COMMON STOCK FALLS AND REMAINS LOW, OUR STOCKHOLDERS COULD EXPERIENCE SUBSTANTIAL DILUTION UPON CONVERSION OF SUCH NOTES OR EXERCISE OF SUCH WARRANTS, AND SUCH DILUTION COULD CAUSE FURTHER DIMINUTION OF THE PRICE OF OUR COMMON STOCK AND COULD MAKE IT MORE DIFFICULT FOR US TO OBTAIN ADDITIONAL FINANCING.

    The Castle Creek notes are convertible into an aggregate of 400,000 shares of our Common Stock, if they are converted before June 5, 2001. If converted on or after June 5, 2001, they are convertible at the lesser of (i) $25 per share, and (ii) 90% of the average of the five lowest Volume Weighted Average Prices of the Common Stock during the 20 consecutive trading days ending on the trading day immediately prior to the date of determination. If the market price of our Common Stock is generally lower than $25 per share, we will be required to issue to the holders of the notes substantially more than 400,000 shares upon conversion. The lower the market price of Common Stock at the time of conversion, the greater the number of shares are issuable upon such conversion. Furthermore, the number of shares of Common Stock issuable upon the exercise of the warrants or conversion of the notes is subject to increases in the event that we issue or sell shares of our Common Stock or other securities convertible into shares of our Common Stock for no consideration or for a price, or at an exercise price, less than the market price of our Common Stock on the date such securities are issued or sold. Because of these terms, holders of our Common Stock face the risk that their holdings will be substantially diluted by the issuance of additional shares of common stock upon the exercise of the warrants and the conversion of the notes.

    The perceived risk of dilution or any actual dilution occasioned by the notes and warrants may cause our stockholders to sell their shares, which could contribute to the further diminution of the value of our Common Stock. In addition, the significant downward pressure on the trading price of our Common Stock could encourage certain investors to engage in short sales, which could further decrease the market price of our Common Stock.

    From time to time holders of shares of our Common Stock, including the Selling Stockholders, may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our Common Stock, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. Such transactions could contribute to diminution of the value of our Common Stock.

    WE MAY BE REQUIRED TO REDEEM THE NOTES WE SOLD TO CASTLE CREEK AT A TIME AND ON TERMS THAT ARE NOT OPTIMAL IN THE CIRCUMSTANCES OF OUR BUSINESS AT THE TIME.

    If the conversion price of the notes or the exercise price of the warrants issued to Castle Creek are adjusted such that more than 2,109,717 shares are issuable, we will at such time be required to obtain stockholder approval of such issuance. Furthermore, unless the closing bid price of our Common Stock exceeds $11.00 per share on each of the ten consecutive trading days ending on the earlier of the date we mail our proxy materials to our stockholders for or next annual meeting or October 31, 2001, then we must ask our stockholders to vote upon and approve the sale of the notes and the warrants, including the issuance of more than 2,109,717 shares upon the exercise of the warrants and conversion of the notes. If our stock price is less than $7.00 per share for any ten consecutive trading days during the period commencing on April 5, 2001 and ending on the date that all the outstanding notes have been converted and all the warrants have been exercised or expired, then we will be required to hold a special meeting of stockholders at which our stockholders will be asked to approve the sale of the notes and the warrants, including the issuance of more than 2,109,717 shares upon the exercise of the warrants and conversion of the notes. If such stockholder approval is required and is not obtained, we will be required to redeem the notes at a rate equal to 120% of the principal amount being prepaid, plus all accrued and unpaid interest on such amount. Such redemption may require us to obtain additional financing at a time or on terms that are not desirable, may preclude us from using our resources in ways which would be more advantageous to us, and may adversely affect our cash position. Any of these factors could adversely affect our business, financial condition and results of operations.

    SALES OF SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE.

    As a result of the limited trading market for our Common Stock and the large number (relative to such trading markets) of shares of our Common Stock available for sale in the public market pursuant to Rule 144 under the Securities Act, sales by our stockholders of our Common Stock in the public market could materially adversely affect the prevailing market price for our Common Stock and could impair our ability to raise capital through offerings of our equity securities. Any such sales could materially adversely affect the then-prevailing market price for our Common Stock or the ability of our stockholders to sell their shares.

    CERTAIN ANTI-TAKEOVER PROVISIONS MAY PRODUCE RESULTS DISFAVORED BY OUR STOCKHOLDERS.

    Our Articles of Incorporation permit us, without further stockholder action, to issue up to 3,000,000 shares of preferred stock, having such rights and preferences as our Board of Directors may determine. In addition, our Articles and Amended and Restated By-laws contain various provisions that, under certain circumstances, could make it more difficult for a third party to gain control of the Company (e.g., by means of a tender offer), prevent or substantially delay such a change of control, discourage bids for our Common Stock at a premium, or otherwise adversely affect the market price of our Common Stock.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of any of the Shares by the Selling Stockholders. Some of the Shares included in this Prospectus have not yet been issued, but are issuable upon the exercise of warrants held by certain of the Selling Stockholders, which warrants have exercise prices ranging from $7.49 to $20.00.

    In connection with the exercise of such warrants, each warrant holder may elect to pay the exercise price by (i) cash or check or (ii) net issuance; i.e., cashless exercise. To the extent that a warrant holder elects the net issuance method, we would not receive any cash as a result of such exercise. To date, the holders of warrants originally issued in 1999, have exercised their warrants to purchase 94,750 shares of our Common Stock by the net issuance method, resulting in the issuance of 63,594 shares of Common Stock. We also received proceeds of $149,800 from the holders who paid their exercise price in cash for the purchase of 20,000 shares. We have used these proceeds for our working capital. Additional proceeds, if any, that we receive from the exercise of the warrants will be used for working capital.

                                    BUSINESS

POSITIONING TECHNOLOGY AND LOCATION SERVICES (CELLPOINT)

    We focus on the worldwide marketing, development, support, distribution and sales of the CellPoint technologies and applications for digital cellular positioning and communication. Our positioning technology, location services platform and the applications of the technology are collectively marketed under the name, the "CellPoint System". The current existing applications are marketed under the names "Resource Manager", "Finder!", "iMate" and "Personal Security".

    The CellPoint System enables users to determine the position of a cellular telephone or mobile device, such as a Personal Digital Assistant (PDA), for use in a broad range of consumer and business applications. The primary location service applications today include resource management of mobile workforce personnel, friend finding relative to one's own location, personal security services and information services. In the resource and fleet management application, companies can view and track their mobile service personnel over the Internet. Information services include location-sensitive traffic reports, weather, and concierge information services such as the location of the nearest hotel, restaurant, bank machine or repair shop. Emergency applications could include locating persons making emergency calls, roadside assistance in the event of vehicle breakdown or location of a disabled or impaired person who may be lost or missing. Friend-finding allows users to maintain buddy lists and view the location of pre-defined, consenting individuals relative to their own location, send messages to these people or call them. Personal security services offer added security to people in higher risk occupations such as night security guards, chauffeurs, tax collectors, health care personnel, postal delivery persons and couriers.

    INDUSTRY OVERVIEW

    We believe that location services will play a key role in the mobile Internet and mobile commerce, and that the location component will be a cornerstone in the majority of mobile Internet use. There has been an explosive growth of wireless communications and the Internet, with mobile telephony being the fastest growing technology of all time. Mobile Internet access will offer corporate and mass-market utility in saving time and money. Merrill Lynch (WIRELESS INTERNET, June 5, 2000) projects 1.5 billion people will have wireless access to the Internet by 2005. Most experts agree that more people will access the Internet from mobile devices than from fixed computers before 2005.

    Mobile operators are facing increased competition, lower revenues per user through falling prices and churn among subscribers from one operator to another. Voice services alone have become a commodity service. The key to unlocking further value in the operators' investments in network infrastructure is through offering unique value-added services to attract more customers and more airtime use per customer. Services such as voice mail, pre-paid subscriptions and short message service (SMS) are value-added service offerings beyond voice that are also becoming commonplace. Location services can offer operators new value-added services to unlock new revenue potential and differentiate operators from their competitors.

    The industry for mobile location services is still very much in its infancy, but new wireless services are an explosive growth area. It has taken longer than we expected for this industry to "take off", but most experts agree that growth is about to accelerate to massive proportions. We believe that 70% - 80% of mobile phone users will employ location services by 2005, and that the location component is key to using the Internet from mobile devices. Location services for mobile users offer broad utility, and can be grouped into four categories: management and tracking, information, entertainment and security. While the industry is very new, we expect that commercial services with a strong business case for management and service applications will be the first to enter the market, but the mass market services including information and entertainment services will be much larger over time. We have developed applications that span all four key application areas.

    COMPANY HISTORY

    Effective February 28, 1999, CellPoint acquired technology and intellectual property rights from Novel Electronic Systems & Technologies ("Novel") for the core GSM positioning technology originally developed in South Africa. We own the technology, and have the right to use it worldwide, with the exception of sub-Saharan Africa where such rights were acquired by Wasp SA (Pty) Ltd., a corporation organized under the laws of South Africa ("Wasp SA"). Prior to acquiring the technology, we had licensed it from Wasp International (Pty) Ltd. ("Wasp") the company that developed the initial technology used within the GSM networks for positioning and telematics. We also purchased 100% of Wasp, the business of which consists only of a development team and tools used in the development of proprietary GSM positioning and telematics technologies (Wasp has subsequently been renamed as CellPoint Systems S.A. (Pty) Ltd. ("CellPoint SA"). We acquired 10% of Wasp SA, which is the South African corporation with rights to the GSM technology in sub-Saharan Africa.

    The GSM positioning technology was originally commercialized by Wasp and Matrix Vehicle Tracking (Pty) Ltd., a corporation organized under the laws of South Africa ("Matrix"), and has been in commercial use in South Africa for almost four years. There are more than 20,000 commercial users of the technology in South Africa. We have entered into a cooperation agreement with Matrix whereby Matrix will make available to us its knowledge and know-how regarding GSM positioning applications, strategies and service delivery.

    APPLICATIONS

    RESOURCE MANAGER. Our Resource Manager is a valuable tool for fleet and personnel managers such as service and repair companies, sales organizations, courier and shipping agencies, coach companies, taxi services, car rental agencies, delivery firms, railroad companies, etc., that want to manage their mobile resources and assets more effectively. The communication and positioning system will help fleet owners to optimize routes and allocate resources. Customers of these organizations can also benefit from increased information being made available to them through the delivery of new location services, such as when to expect a delivery, installation or service repair person. While we believe that the potential cost savings for fleet owners and personnel managers using the CellPoint System are significant, we have not had extensive experience yet in the commercial use of these products.

    Our first commercial agreement was signed in April 1999 with Tele2, a GSM network operator in Sweden, for positioning services for GSM mobile phones. This is a significant contract in that it constitutes the first commercial use of the technology outside of South Africa. We will receive revenue percentage participation with the operator based on a sliding scale, such that a higher percentage is received for the first few thousand users, and that percentage is reduced beyond higher volume users of the technology. Further, we will receive minimum monthly payments regardless of the number of users. Tele2 launched commercial services in Sweden for positioning of mobile phones based on the CellPoint System in November 1999. Through June 30, 2000, we received $536,306 in revenues from the Tele2 contract.

    On July 28, 1999, we signed an agreement with France Telecom Mobiles for the purchase of a system for an evaluation project of our CellPoint positioning technology and services for commercial fleet management. The CellPoint System has been installed and undergone technical testing since March 1999 to provide location technology and related services in France. A commercial testing phase commenced in September 1999. Revenues commenced during the evaluation project with further revenues to be billed pursuant to a commercial agreement entered into on July 13, 2000 where France Telecom Mobiles will license CellPoint's location platform and one location services application, Resource Manager. France Telecom Mobiles has not yet disclosed the date of commercial launch of the new location services enabled by CellPoint.

    On October 9, 2000, we announced a commercial agreement with EuroTel
Praha Ltd. of the Czech Republic for our Mobile Location Services platform and applications. EuroTel, using CellPoint's latest location-based service technology, is able to offer its customers our Resource Manager service based on their current mobile phones and SIM cards.

    FINDER! Finder! is designed for and targeted to the mass consumer market. It allows users to maintain buddy lists and view the location of pre-defined, consenting individuals relative to their own location, send messages to these people or call them. We believe Finder! offers both entertainment value as well as practical value for business users.

    On May 4, 2000, we entered into an agreement with Yahoo! We have agreed with Yahoo! to co-market a person-to-person locator service for mobile phones in specified countries in Europe. The service will be called "Yahoo! Find-A-Friend". Using our Finder! technology, Yahoo! Find-A-Friend allows users to pinpoint the location of the friend or colleague they are trying to contact. The service can easily be bundled with pre-paid network packages sold by mobile network operators as an added value feature to maintain customer loyalty and attract new subscribers. Our Finder! and Yahoo! Find-A-Friend can be used anywhere in the world where there is a GSM network in place.

    IMATE. iMate addresses the broadest range of needs in mass-market mobile use. iMate is both a full-featured information service for mobile users and a powerful content collector and integrator. Information can be sourced from any number of websites or databases. Internet content and geographical information is delivered to users based on their location. Content delivered includes weather and traffic reports to personal navigation, proximity services, and concierge services. Information is structured in a navigable hierarchy to optimize ease of use. Through the integrated use of mobile device positioning and profiling, the user has a very powerful and user friendly tool to simplify everyday life or to get more out of a visit to an unfamiliar area.

    PERSONAL SECURITY. This service is based on our core positioning technology and allows personalized user profiles in case of emergency or threat. In a distressed situation, the user may press predefined buttons on the mobile phone. The phone sets up a voice call to an alarm center and sends positioning information for the caller to the alarm center via CellPoint's location services platform. The caller's position is shown to the operator on a digital map. Each user makes an action plan when he or she subscribes to the service. The action plan can contain medical information about blood type or allergies, contact persons at work or home and other information such as hazardous cargo the person may be transporting. With this information at hand, the emergency operator has the caller's location and a much better chance to provide the distressed person with the appropriate assistance.

    STANDARDS

    A wide assortment of standard cellular telephones and WAP ("Wireless Application Protocol") telephones support the CellPoint technology today. We believe that more than 90% of the cellular phones sold in Europe this year are compatible with the CellPoint technology and location services. As GSM standards open up for competition between system layers in location-based systems, a clear division between location platforms and location applications will develop over time. CellPoint provides systems in all layers--the positioning technology, the middleware and the location applications--and provides open interfaces for third party development. Operating entirely within GSM, Internet and WAP standards, CellPoint's location technology and services platform require no network add on or overlay and work in any GSM network regardless of infrastructure vendor or vendors, allowing for worldwide roaming capabilities.

    We contribute to the setting of standards through our membership and participation in the WAP forum (we also hold the Secretary position for Location Services), ETSI (European Telecommunications Standards Institute, "ETSI") and the Location Interoperability Forum (LIF) where we chair the Mobile Location Protocol/Application Programming Interface (MLP/API) definition group.

    The United States Federal Communications Commission (the "FCC") adopted a ruling in June 1996 (Docket No. 94-102) that mandates all cellular telephone carriers to provide location information on all 911 calls by October 2001. We believe that other countries may mandate similar requirements in the future. Even without such additional regulations, we believe that many cellular carriers are interested in providing new value-added services incorporating cellular location such as the services available from CellPoint.

    SYSTEM COMPONENTS

    CellPoint is an end-to-end developer, supplier and enabler of location technology and services. CellPoint provides systems in all layers--the location technology, the middleware and the location applications. CellPoint's location technologies utilize standard GSM functionality that is already supported by all major GSM infrastructure suppliers today. The main component of the technology is the CellPoint Mobile Location System. This third generation location platform supports our location technology, provides open interfaces aligned with third generation standards and is designed to support all or most location technologies expected to reach commercial success in the future. It is through this platform that all operations and services run.

    The Mobile Location System provides a generic location and messaging platform that can be shared by several different applications, such as Finder!, iMate or Resource Manager. The application servers utilize the Mobile Location System through an Application Programmers Interface (APIs), which enables location of a mobile terminal using a uniform protocol that is independent of the type of location provider used. CellPoint also makes the API available to other application developers who can then deliver their location-based services through CellPoint's platform. There are a number of third party developers already doing this, which will provide us with even more applications which the GSM operators can offer their subscribers. A positioning server is attached to the Mobile Location System, as are the map servers, dedicated terminal servers and other databases.

    The CellPoint System utilizes:

    - A standard, unmodified GSM cellular network;

    - Proprietary server system, the CellPoint Mobile Location System, (server hardware and software) interacting with the GSM cellular network operator's system, placed at the operator's site, at CellPoint's premises or third party premises;

    - A standard GSM cellular phone, WAP phone other GSM mobile device;

    - Application software; and

    - The Internet.

    The server consists of a number of computers that manage the traffic between the GSM network and the application software. It is designed to handle large quantities of messages used in complex applications. The Mobile Location System manages the communication processes, including routing of messages, calculation of positions, database management and bi-directional message confirmation. Remote billing features are also integrated. The CellPoint Mobile Location System is fully scaleable and provides carrier-grade availability.

    Application software has been developed based on market and customer driven principles. Normally these applications provide a graphical or text interface to display positions on a computer terminal or mobile phone and can also present information relative to another person's position. Tracking features are also supported as well as remote updating of message text for defined users. Information services relative to a user's location are also supported through application software.

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    BUSINESS STRATEGY AND COMMERCIAL APPLICATIONS

    Our business strategy is to provide location services technology, enabling platforms and location service applications in target markets around the world. We begin with installing the CellPoint location services platform with a GSM cellular network operator. The network operator, or a third party, will then market the chosen location services as value-added services offered to the end-users of the cellular network. We earn revenues through (i) percentage or fixed price participation in the revenue streams resulting from the new services offered by the network operator, (ii) sale of tiered licenses to network operators, such as a fixed price for the first 50,000 users with increases for additions of 100,000, 500,000 and 1,000,000 users, (iii) usage revenues from service providers, based on transaction volumes or time frames, (iv) sale of the CellPoint System to strategic partners where partners are licensed to operate the technology in a specified geographic area, (v) advertising revenues for Internet applications, (vi) consulting and professional services, and
(vii) programming interfaces.

    We are currently running pilot projects and technology evaluations with cellular network providers for positioning services throughout Europe and other parts of the world. We cannot assure our stockholders that any of these pilot projects will result in the execution of definitive contracts for its products and services. We cannot rely on the anticipated revenue from these projects to meet our current growth and expense projections. There can be no assurance that the CellPoint System will achieve a significant degree of market share, and that such acceptance, if achieved, will be sustained for any significant period or that life cycles of that technology will be sufficient (or substitute products available) to permit us to recover start-up and other associated costs.

    We are also cooperating with numerous companies of all sizes in the areas of marketing and sales, distribution, application development, standards setting, systems integration and installation and support.

    COMPETITION

    The wireless industry continues to undergo rapid change, and competition is intense and is expected to increase. We are aware that other companies and businesses market, promote and develop technologies and products which could be competitive with or are functionally equivalent to those which we have. We expect that companies or businesses which may have developed or are developing such technologies and products, as well as other companies and businesses that have the expertise which could encourage them to develop and market competitive products and technologies, may attempt to develop technologies and products directly competitive with ours. Many of these competitors have greater financial and other resources than we have.

    Although we believe that the CellPoint System is unique, there can be no assurances that other companies will not introduce similar or more advanced technologies. The location services market can be divided into three parts,
(i) the location technology, (ii) the location services platform and (iii) the applications. We are very active in all three areas.

    TECHNOLOGY. There are two different types of positioning technologies: handset-based and network-based. Our technology was originally handset-based positioning technology, but we have also developed a unique integrated network-based solution. Our positioning technologies are all software-based with no need for hardware overlays or add-ons to an operator's network.

    Network-based solutions can be divided into overlay systems and integrated solutions. Most companies have pursued overlay systems. These systems are very costly and time-consuming to implement, since they require hardware changes and/or add-ons to the network. We are not aware of the implementation of a commercial overlay system to date. Most companies in the industry pursued network-based overlay system location technology solutions subsequent to a mandate by the FCC in the United States in 1996. The FCC mandate requires that all mobile phones be positioned by October 2001, irrespective of the type or vintage of phone. This led companies to pursue network-based

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
overlay location technologies. In September 2000, we announced a network-based solution to position any cellular phone in a GSM network, regardless of age of the phone or network infrastructure supplier. This new technology developed by us is an integrated software only solution for network-based positioning and now extends our location service applications to all mobile GSM users.

    Handset-based technologies can require new model phones, programmed SIM cards or use of WAP phones to be positioned. Our positioning technology was originally developed out of the need to track stolen cars. The concept was to utilize information that was already in existence in a GSM network and have a "smart terminal" that could gather sufficient information from the network and allow a server system to calculate the location very quickly.

    In November 1998, we announced the capability to position normal cellular phones. The technology from the special terminals could now be utilized in normal mobile phones with a standard SIM card containing a program developed by CellPoint, which opened up a vast market for us for new location services. Location services for normal mobile phones are the focus of our developments and service offerings today. This type of handset-based technology is in commercial operation with MTN in South Africa, Tele2 in Sweden, EuroTel in the Czech Republic and France Telecom, in each case delivered by us. CT Motion, a location services developer in Israel, claims to have a handset-based positioning technology implemented with Partner Network in Israel.

    We believe that the technology and applications offered by CellPoint have distinct advantages over other systems currently being marketed by other companies. For instance, another handset-based solution is built on Global Positioning System (GPS) which uses satellites to determine an X,Y position. GPS requires free line of sight to a minimum of 3 satellites. We view GPS not as a competing technology but rather complementary to our offerings. We use GPS in our telematics terminals today, but as an optional accessory rather than the only technology for positioning. GPS provides excellent location coordinates, but our engineers' research has shown that it is insufficient as a stand-alone solution for location services for mobile phones.

    Network-assisted GPS enhances GPS availability but it is widely accepted that it still is not sufficient for mass commercial location services because users demand functionality 100% of the time. GPS phones will start to become commercially available in 2001, albeit as a very limited percentage (projected) of the total mobile device market and more of a niche solution. We support GPS today and will continue to do so in the future, as we view GPS as an excellent complement to the CellPoint System.

    LOCATION SERVICES PLATFORM. We view ourselves primarily as enablers of location technology and services. Our location services platform is the "middleware" in the total solution. It is fully GSM compliant, thus works with all GSM networks, regardless of infrastructure supplier, and it also works in multi-vendor infrastructure environments. We believe that there will be multiple positioning technologies available in the future and no single one will be most suitable in all cases. Consequently, our Location Services Platform will support all or most positioning technologies expected to reach commercial success. Middleware vendors, such as SignalSoft, Ericsson and Airflash have begun to market location platform solutions. Many others are expected to come to market in the future, but we believe that our ability to offer an end-to-end solution to GSM operators will give us a significant time advantage in deploying our platform. We also intend to cooperate with these companies to increase the number of applications being offered to the operators.

    APPLICATIONS. Today, we have several applications for commercial use. We also have open API's (Application Programmers Interface) available to partners that are developing location-based applications. We will continue to develop further applications on our own and some in cooperation with third parties. We expect that in the next few years that hundreds of applications will be delivered via our platform, with the majority being developed by other companies using our API's.

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
TELEMATICS (UNWIRE)

    INDUSTRY OVERVIEW

    Telematics involves wireless remote management and control of machines and equipment. In other words, machines send each other messages over a mobile network without the need for human intervention. For example, electricity meters can send in usage readings rather than requiring someone to come to your house, vending machines can send messages indicating that they are low on products, cars can send automatic messages to emergency services when an airbag is deployed. The field of applications spans all industries and includes, for example, logistics, alarm management, elevator systems, vending machines, container management, meter reading, fleet management, vehicle monitoring and remote control, quality control, cash and ATM terminals, gate and door management, security, supervision and service information. Telematics services combined with our location technology can also be used to monitor location, speed, rpm, distance traveled, time at certain locations, fuel tank content and consumption of fuel.

    HISTORY

    On February 29, 2000, we acquired all of the capital stock of Unwire. Unwire develops systems and equipment for GSM positioning and telematics and holds unique patents for positioning. We paid the purchase price by issuing to the stockholders of Unwire an aggregate of 1,075,000 shares of Common Stock with a market value of approximately $72.2 million. We registered 25% of the shares issued to the former stockholders of Unwire in a registration statement filed with the SEC on August 4, 2000. We are registering all such shares that were not sold pursuant to such registration statement, as well as the balance of the Shares issued to the former stockholders of Unwire, in this Prospectus.

    APPLICATIONS

    Unwire focuses on the worldwide marketing, support, development, distribution and sales of the Company's technologies for telematics. Unwire's hardware terminals, the UP-100, UP-200, GT-1 and GT-3 are GSM telematics terminals that are installed in various industrial equipment, vehicles or machinery with associated application software to manage the operation of the terminals.

    The hardware terminals used for industrial and in-vehicle applications contain a GSM module. These terminals are built to be installed in vehicles and withstand the harsh in-vehicle operating environment, or in industrial environments without constant supervision by personnel. Terminals have input-output devices for telematics functions. One version of the terminal used in positioning applications also includes an optional GPS that is a satellite tracking technology that complements GSM tracking technology. Unwire's products also utilize our proprietary technology in the positioning calculations.

    Unwire's GSM terminals can also be programmed to activate by remote control when, for example, someone reports an item missing, presses a distress button, or when a conventional alarm is triggered. The terminals can also be pre-programmed for movement restriction applications, such as to indicate when a vehicle passes certain limits, for example, being driven on board a ferry or crossing a country border. Tabulation for maintenance purposes can be pre-programmed, such as when an industrial garage door has been opened a certain number of times and thus requires maintenance. The terminal can monitor the performance of a system and automatically send an alarm if performance is deteriorating. The remote configuration will allow the customer to locate an asset, lock doors on a vehicle, make its lights flash, shut off fuel injection, etc. as well as automatically trigger service calls on a wide variety of industrial equipment. These telematics terminals can be installed at the point of manufacture or after the fact.

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
    Rental companies (e.g., of machinery, vehicles, equipment and containers) can use Unwire's technology and applications for surveillance and allocation purposes. Additionally, they can use the remote control feature to shut off ignition and fuel, lock doors, etc., in case a customer misuses the equipment or does not return the vehicle. Fleet managers can realize these same benefits. In case of theft, the vehicle can also be located and recovered.

    SYSTEM COMPONENTS

    The microprocessor-controlled telematics terminals contains a GSM unit and has a number of inputs and outputs for customized uses. It consists of a GSM transmitter and receiver, a computer circuit board, memory and backup battery power. The battery provides auxiliary power in the event that the primary power source is disconnected. In the case of positioning, the antenna is very small and does not need to be mounted visibly, in the open or at the exterior, so the units can be completely concealed and hidden in the asset or vehicle. Unwire also has a more advanced version of the terminals, with a broader range of GSM functions and additional satellite capability, making it more flexible for extensive fleet management services.

    The Unwire telematics platform is the same core platform used in the CellPoint System which consists of a number of computers that manage the traffic between the GSM network and the application software. It is designed to handle large quantities of messages used in complex applications. The telematics platform manages the communication processes, including routing of messages, database management and bi-directional message confirmation. Remote billing features are also integrated. Point-to-point connections are also available, though an integrated solution using the CellPoint System delivers capacity for large-scale implementations.

    BUSINESS STRATEGY AND APPLICATIONS

    Unwire's business strategy is to provide telematics technology, terminals and applications in target markets around the world. Telematics services are marketed directly to larger industrial users, either directly or through systems integrators, and the GSM terminals are programmed for specific applications such as ventilation system management, container management or for remote management, supervision and control of security systems or automatic door systems. Instructions are programmed in the telematics terminals in advance, allowing for performance of a multitude of tasks from a remote location. Other telematics applications being marketed include wireless remote management and control of machines and equipment, such as for alarm management, elevator systems, vending machines, container management, meter reading, fleet management, quality control, cash and ATM terminals, gate and door management, security, supervision and service information.

    Revenues are realized from (i) sale of telematics terminals, (ii) licensing fees on application software, (iii) professional services such as consulting, education and development, (iv) usage revenues, (v) revenue sharing on phone line usage, and (vi) programming interfaces.

    On August 28, 2000, Unwire announced a contract with PhoneTrans AG of Germany, pursuant to which PhoneTrans has committed to purchase a minimum of 24,000 telematics terminals from Unwire over 29 months. The purchase price under the contract is expected to aggregate $8,000,000. In the vending machine marketplace, Unwire's terminals will automatically notify owners of low stock levels, saving companies time and money by ensuring stock levels are always there. Unwire will earn revenues from the sale of hardware, consulting services and application license fees.

    On September 8, 2000, Unwire announced its agreement with ItsMobile of Ireland to provide telematics terminals for vending machines in Europe. The purchase price under the contract is expected to aggregate $2,800,000 in revenues. Unwire's terminals will notify owners automatically of low stock levels and will provide such owners with remote management information for the vending machines.

    On September 27, 2000, Unwire and CellPoint announced a contract with Car Tracking Company Ltd. of Thailand. This contract combines Unwire's purpose-designed in-vehicle telematics terminals with CellPoint's location technology to provide security and fleet management for police and government vehicles in Thailand. The contract is expected to aggregate $12,000,000 in revenues over three years.

    COMPETITION

    We are aware that other companies and businesses market, promote and develop technologies and products which could be competitive with the Unwire telematics terminals and applications. There may exist other technologies and products that are functionally equivalent or similar the Unwire telematics terminals and applications. We expect that companies or businesses that may have developed or are developing such technologies and products, as well as other companies and businesses that have the expertise that could encourage them to develop and market competitive products and technology, may attempt to develop technology and products directly competitive with Unwire's. Many of these competitors have greater financial and other resources than we have.

    There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any that we are developing or which would render Unwire's technology and applications obsolete or noncompetitive. Many of our competitors have substantially greater experience, financial resources and marketing capabilities than us. Although we believe that the Unwire products are unique, there can be no assurances that other companies will not introduce similar or more advanced technologies.

RESEARCH AND DEVELOPMENT

    In Fiscal 2000, we spent approximately $1,000,000 on development activity. We spent approximately $225,000 on research and development activities in Fiscal 1999, as compared to $7,000 spent on research and development in the previous fiscal year.

    The research and development organizations for CellPoint and Unwire are coordinated between the CellPoint and Unwire subsidiaries in Sweden and South Africa. Our personnel have substantial experience in the areas of GSM and UMTS architecture, SS7 signaling, positioning technologies, WAP, Mobile Internet, Unix and Windows.

    Development projects are carried-out in-line with the time-to-market process that span from pre-studies to first customer application and roll-out. The process provides activity and documentation guidelines, management decision points, configuration management, testing and release control. No product or application development is finalized without a commitment from at least one operator or customer.

EMPLOYEES

    At December 1, 2000, we had 102 full-time employees. We expect to expand technical and marketing resources across all of our operations by hiring 50 additional full-time staff for CellPoint in the next seven months and 33 additional full-time staff for Unwire in the next seven months for a total of 185 full-time staff by June 30, 2001. None of our employees is represented by a labor union. We consider our relations with our employees to be very good.

TRADEMARKS AND PATENTS

    CellPoint and Unwire are maintaining and building a patent portfolio within their defined target markets in order to maximize competitiveness and to avoid infringements on other parties' technical solutions. The existing portfolio consists of approved location technology patents and a number of filed location technology, middleware and application patents. Since 1997, the Company has applied for several patents for the CellPoint System; most of which are currently pending; three of which have been accepted. In addition, we have applied for several additional patents with respect to our CellPoint and Unwire technologies.

    We believe that the complexity involved in developing these technologies offers considerable protection against similar developments. Both our CellPoint and Unwire technologies have been under development for five years and are continually being refined and improved.

PROPERTY

    We maintain our executive offices, consisting of 2,500 square feet of rented furnished office space at 3000 Hillswood Drive, Hillswood Business Park in Chertsey, KT16 0RS Surrey, England. We pay the equivalent of $31,000 per month in rent for those facilities. We also occupy completely furnished facilities consisting of 10,720 square feet of leased office space located at Kronborgsgrand 7, 164 46 Kista, Sweden. We occupy those facilities on a lease basis and pay the equivalent of $14,500 per month in rent for those facilities. The facilities are leased until May 2003. The leased property is covered by a comprehensive insurance policy covering property, fire, theft, business interruption, general and liability, legal and litigation. We believe that the premises will be adequate through the remainder of the lease. Unwire, in Sweden, occupies 5,000 square feet of leased office space located at Solna Torg 13, 171 45 Solna, Sweden. Unwire occupies such space on a lease basis and pays the equivalent of $5,100 per month in rent for those facilities. The lease held by Unwire expires in October 2001. We believe this space will be adequate through the remainder of the lease.

    CellPoint SA occupies 7,800 square feet of leased office space located at Ibhubezi House, Howick Close, Waterfall Park, Midrand, South Africa. The rent expense is equivalent to $5,900 per month for those facilities. The lease held by CellPoint SA expires in May of 2002. The leased property is covered by a comprehensive insurance policy covering fire, theft, business interruption, public liability, electronic equipment, office contents, and accident insurance for staff. We believe this space will be adequate through the remainder of the lease.

                           DESCRIPTION OF SECURITIES

    We are authorized to issue 22,000,000 shares of Common Stock and 3,000,000 shares of preferred stock. As of December 14, 2000, 10,548,688 shares of our Common Stock were issued and outstanding and no shares of preferred stock were outstanding.

COMMON STOCK

    The holders of our Common Stock are entitled to one vote for each share held of record on all matters to be voted on by those stockholders. There is no cumulative voting with respect to the election of directors of the Company, with the result that the holders of more than 50% of our Common Stock voted for the election of directors can elect all of those directors. The holders of our Common Stock are entitled to receive dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of our Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of the Company's liabilities and after provision has been made for each class of stock, if any, having preference over our Common Stock. Holders of shares of our Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. All of the outstanding shares of our Common Stock are fully paid and non-assessable.

    NONCUMULATIVE VOTING

    The holders of shares of our Common Stock will not have cumulative voting rights, which means that the holders of more than 50% of our outstanding Common Stock, voting for the election of directors of the Company, may elect all of the directors of the Company to be elected, if they so desire, and, in such event, the holders of our remaining Common Stock may not be able to elect any of the Company's directors.

    REGISTRATION RIGHTS

    Holders of shares of our Common Stock are not entitled to rights with respect to the registration of such shares under the Securities Act. However, in connection with our private placement of 1,125,000 shares of our Common Stock in October and November 1999, we agreed to file a registration statement with respect to those shares. All such shares were included in a registration statement that became effective on August 4, 2000, as amended on December 27, 2000, and all such unsold shares are included in this Prospectus. Pursuant to the acquisition of Unwire, a portion of the shares issued to former stockholders of Unwire were included in such registration statement, and all such unsold shares, as well as the balance of the shares issued to the former stockholders of Unwire, are included in this Prospectus. Upon the effectiveness of this Prospectus, such prior registration statement will be terminated.

    In connection with a $4,000,000 loan made by M&S Trust Company to us in June 2000, we issued to M&S Trust Company warrants to purchase up to 100,000 shares of Common Stock. Such warrants are exercisable for one year, commencing on June 26, 2001, at an exercise price of $20.00 per share. We had agreed to include the shares issuable upon exercise of such warrants in the registration statement of which this Prospectus forms a part.

    Pursuant to a Registration Rights Agreement with Castle Creek, we agreed to register the shares that may be issuable upon conversion of the notes and the exercise of the warrants issued to Castle Creek. Of the shares included in this Prospectus, 1,789,473 shares are registered for the benefit of Castle Creek. In addition, we agreed to register such number of additional shares as may become issuable pursuant to the anti-dilution provisions of the notes and the warrants issued to Castle Creek, and shares issuable pursuant to warrants that we will be required to issue to Castle Creek upon any prepayment of the notes.

    DIVIDENDS

    Whether or not we pay any dividends in the future will be determined by our Board of Directors, in its discretion, and will depend among other things, upon our earnings, our capital requirements, and our financial condition, as well as other relevant factors. We have not paid or declared any dividends to date. We intend to retain any earnings for the operation and expansion of its business and do not anticipate paying cash dividends in the foreseeable future.

PREFERRED STOCK

    We are authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with liquidation privileges, dividend, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our Common Stock. In the event of issuance, our preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

CASTLE CREEK CONVERTIBLE NOTES AND WARRANTS

    On December 6, 2000, the Company and Castle Creek entered into a Securities Purchase Agreement, pursuant to which the Company issued to Castle Creek 6% convertible notes in the aggregate principal amount of $10,000,000 and five-year warrants to purchase up to 210,526 shares of the Company's Common Stock. The convertible notes are due September 30, 2002, and may be prepaid prior to such date upon the satisfaction of certain conditions (including the issuance of additional warrants).

    Interest on the notes is due semi-annually and is payable in cash. The notes are due September 30, 2002 and are convertible into shares of Common Stock (the "Conversion Shares"), at the option of the holders thereof, at the rate of $25 per share if converted prior to June 5, 2001, or, if converted on or after June 5, 2001, at the lesser of (i) $25 per share or (ii) 90% of the average of the five lowest Volume Weighted Average Prices of the Common Stock during the 20 consecutive trading days prior to the trading day immediately prior to the date of determination. We have the option to prepay the notes at any time on 45 days' notice at (i) 115% of the principal amount being prepaid plus all accrued but unpaid interest on such amount, for all prepayments made prior to June 5, 2001, and (ii) 120% of the principal amount being prepaid plus all accrued but unpaid interest on such amount, for all prepayments made on or after June 5, 2001. In the event of such prepayment, we are obligated to issue to the note holder warrants to purchase that number of shares of Common Stock equal to 5% of the aggregate amount of the note prepaid divided by the Prepayment Market Price (as such term is defined in the note).

    The notes are not convertible and the warrants are not exercisable to the extent that, after giving effect to such conversion and exercise, the holder thereof would be the beneficial owner of more than 4.99% of the outstanding shares of our Common Stock.

    The terms of the warrants and the notes prohibit us from issuing more than an aggregate of 2,109,717 shares of Common Stock upon the conversion of the notes and exercise of warrants. Because of this limitation, we are not currently required to obtain stockholder approval under the rules and regulations of the NASD for the issuance of the warrants, notes or shares of common stock issuable upon the exercise or conversion thereof. If the conversion price of the notes or the exercise price or the warrants are adjusted such that more shares would be issuable, then we will at such time be required to obtain stockholder approval. If such stockholder approval is required and is not obtained, we will be required to redeem the notes at a rate equal to 120% of the principal amount being prepaid, plus all accrued and unpaid interest on such amount. Unless the closing bid price of our Common Stock exceeds $11.00 per share on each of the ten consecutive trading days ending on the earlier of the date we mail our proxy materials to our stockholders for our next annual meeting or October 31, 2001, then we must ask our stockholders to vote upon and approve the sale of the notes and the warrants, including the issuance of more than 2,109,717 shares upon the exercise of the warrants and conversion of the notes. If our stock price is less than $7.00 per share for any ten consecutive trading days during the period commencing on April 5, 2001 and ending on the date that all the outstanding notes have been converted and all the warrants have been exercised or expired, then we will be required to hold a special meeting of stockholders at which our stockholders will be asked to approve the sale of the notes and the warrants, including the issuance of more than 2,109,717 shares upon the exercise of the warrants and conversion of the notes.

    The warrants may be exercised at any time prior to 5:59 p.m. New York City time on December 5, 2005 at an exercise price of $11.40 per share. The warrants and the notes are subject to weighted average anti-dilution adjustments, except for shares issued in connection with strategic transactions, underwritten public offerings, acquisitions and the Company's Stock Incentive Plan and Stock Warrant Plan.

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
    The number of shares of Common Stock issuable upon the exercise of the warrants or conversion of the notes is subject to increases in the event that we issue or sell shares of Common Stock or other securities convertible into shares of our Common Stock for no consideration or for a price, or at an exercise price, less than the market price of our Common Stock on the date such securities are issued or sold.

    Pursuant to the Securities Purchase Agreement, the aggregate number of Conversion Shares and shares issuable upon exercise of the warrants may not exceed 2,109,717 shares without approval of the Company's stockholders. In the event stockholder approval is required but not obtained, the holders of the note may require the Company to redeem the notes at 120% of their face value plus accrued interest.

STOCK INCENTIVE PLAN

    In February 1998, we adopted a stock incentive plan (as amended, the "Plan"). Pursuant to the provisions of the Plan, 2,000,000 shares of our Common Stock are reserved for issuance upon exercise of options. The Plan is designed to retain qualified and competent officers, employees, and directors.

    Our Board of Directors, or a committee thereof, shall administer the Plan and is authorized, in its sole and absolute discretion, to grant options thereunder to all eligible employees, including our officers and directors (whether or not employees). Options will be granted pursuant to the provisions of the Plan on such terms and at such prices as determined by our Board of Directors. The exercise price will not be lower than the closing price on the date the options are issued, or if such price is not available, at the fair market value as determined by the Board of Directors. Options granted under the Plan will be exercisable after the period specified in the option agreement. Options granted under the Plan will not be exercisable after the expiration of ten years from the date of grant. The Plan will also authorize our Board of Directors, in its discretion, to make loans to optionees to enable them to exercise their options. To date, 1,186,000 options have been granted, and 100 have been exercised.

    To date, we have not issued any SARs. With respect to Peter Henricsson, we granted, in Fiscal 1999, no options, and in fiscal 1998, 75,000 options, with an exercise price of $2.75 per share.

STOCK WARRANT PLAN

    In April 2000, we adopted a stock warrant plan (the "Warrant Plan"). Pursuant to the provisions of the Warrant Plan, eligible employees, consultants and affiliates will be given the opportunity to purchase warrants, which warrants can be exercised, upon vesting, to purchase shares of our Common Stock. An aggregate of 1,000,000 shares of our Common Stock have been reserved for issuance pursuant to the Warrant Plan. The Plan is designed primarily to retain qualified and competent officers, employees, and directors.

    Our Board of Directors, or a committee thereof, shall administer the Plan and is authorized, in its sole and absolute discretion, to grant options thereunder to all eligible employees, consultants and affiliates including our officers and directors (whether or not employees). Warrants will be sold to eligible persons at prices determined by independent appraisers to be fair market prices at the time of such sale. Each warrant will have an exercise price equal to no less than 150% of the closing price of our Common Stock on the date immediately preceding the date of sale. Each warrant sold pursuant to the Warrant Plan will be subject to a vesting period as determined by our Board of Directors, and will expire no later than five years from the date of issuance. To date, warrants with respect to an aggregate of 374,000 shares have been sold.

TRANSFER AGENT

    The Transfer Agent for our Common Stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Suite 200, Glendale, California 91204, telephone 818-502-1404.

                            THE SELLING STOCKHOLDERS

    The persons listed below are the Selling Stockholders:

                                                                                            AMOUNT OF
                                                                                           COMMON STOCK
                                                          AMOUNT OF         AMOUNT OF       TO BE HELD
                                                         COMMON STOCK      COMMON STOCK   AFTER OFFERING
NAME OF SELLING STOCKHOLDER                           BENEFICIALLY OWNED    REGISTERED     IS COMPLETE*
---------------------------                           ------------------   ------------   --------------
1999 PRIVATE PLACEMENT SELLING STOCKHOLDERS
Aburano, Timothy and JoEllen........................          3,125            3,125              0
Amelio, Nick R......................................          5,625            5,625              0
Anderson, Michael and Florence......................          2,625            2,625              0
Baffoe, Joseph......................................          6,023            6,023              0
Batterson, Jeff.....................................          2,893            2,893              0
Bemoras, David......................................          5,625            5,625              0
Benton, Bruce Declaration of Trust..................         33,750           33,750              0
Bernstein, Alfred E.................................          5,625            5,625              0
Binder, Jeffrey T...................................          3,000            3,000              0
Bobb, Robert J......................................         11,000           11,000              0
Bonello, Philip H...................................          5,625            5,625              0
Bones, Daniel.......................................            250              250              0
Bonfitto, Joseph....................................         11,250           11,250              0
Bjorklund, Craig A. and Mundt, Kelly M..............          5,625            5,625              0
Bourjaily, Paul and Barbara.........................          5,625            5,625              0
Brent, Jason........................................            350              350              0
Broderick, Dennis and Barbara.......................          5,625            5,625              0
Broman, Donald Scott................................            263              263              0
Brophy, Michael F...................................          5,625            5,625              0
Bullough, Shane H...................................         11,250           11,250              0
Capra, Christopher..................................          8,942            8,942              0
Carlson, Robert.....................................          1,052            1,052              0
Chhabria, Shakuntala Irrevocable Trust..............          5,625            5,625              0
Clark, James E......................................          5,625            5,625              0
Clauss, Robert......................................          5,625            5,625              0
Crawford, Doug......................................          1,841            1,841              0
Cochrane, Joyce M...................................          5,625            5,625              0
Eugene E. Cook Trust................................          5,625            5,625              0
Corkhill Insurance Agency Inc.......................         11,250           11,250              0
Craig, Steven J.....................................         11,250           11,250              0
Del Ghingaro, Robert Sr. and Del Ghingaro,
  Robert Jr.........................................          2,813            2,813              0
Demnicki, Michael R.................................          5,625            5,625              0
Dale A. Drake, Trustee for Drs. Drake LTD Pension
  Plan..............................................          6,000            5,625            375
Constance Dubois, Trustee...........................          5,625            5,625              0
Dunnett, Richard....................................          1,052            1,052              0
Egan, John W........................................          5,625            5,625              0
ELK Realty & Building Co., Inc......................          5,625            5,625              0
Everett, W. Allan...................................          5,625            5,625              0
Flynn, Thomas.......................................         15,250           15,250              0
Franks, Malcolm.....................................          5,625            5,625              0
Gary C. Garrett Revocable Trust.....................         11,250           11,250              0
Gedelman, Frank.....................................          5,625            5,625              0
Gilpin, Wayne A.....................................         25,000           25,000              0

                                                                                            AMOUNT OF
                                                                                           COMMON STOCK
                                                          AMOUNT OF         AMOUNT OF       TO BE HELD
                                                         COMMON STOCK      COMMON STOCK   AFTER OFFERING
NAME OF SELLING STOCKHOLDER                           BENEFICIALLY OWNED    REGISTERED     IS COMPLETE*
---------------------------                           ------------------   ------------   --------------
1999 PRIVATE PLACEMENT SELLING STOCKHOLDERS
Gilpin, Marital Trust...............................          5,219            5,219              0
Gleaves, William....................................          2,104            2,104              0
Gosney, Gregory S...................................          5,625            5,625              0
Hadley, Peter F.....................................          1,406            1,406              0
Hayes, Robert.......................................         11,250           11,250              0
Hein, Curtis........................................            263              263              0
Hiler, Lawrence.....................................         11,250           11,250              0
John J. Holzer Revocable Living Trust...............          3,625            3,625              0
Hull, Chris.........................................          3,604            3,604              0
Humphrey, Todd......................................          7,625            7,625              0
Javier, Ramon and Emma..............................          5,625            5,625              0
Joyner, Courtney K..................................          5,625            5,625              0
Kilrea, Scott W.....................................          5,625            5,625              0
Kozak, James........................................          2,630            2,630              0
Kozin, David and Renee..............................          5,625            5,625              0
Kromelow, Basil.....................................         11,250           11,250              0
Lamphere, Robert G..................................         15,250           15,250              0
Lee, C. Glenn and Karen.............................          5,625            5,625              0
Lehman, John W......................................          7,625            7,625              0
Macke, Elmer H......................................          5,625            5,625              0
Madison Securities Inc..............................          5,000            5,000              0
Mann, James L.......................................         11,250           11,250              0
Marassa, Robert.....................................          3,682            3,682              0
Martin, Rex.........................................          2,813            2,813              0
MBS Holdings LLC....................................         11,250           11,250              0
Midwest Investment Group............................         20,875           20,875              0
Mikels, Ken Wayne...................................          1,315            1,315              0
Miller, Bradford....................................          5,625            5,625              0
Moore, Gerald and Monica............................         15,250           15,250              0
Morgan, Scott C.....................................            263              263              0
Morse Sr., James A. Trust...........................         11,250           11,250              0
Morse, Robert J. Trust..............................         11,250           11,250              0
Moss, Jeff..........................................          7,890            7,890              0
Muasher, Issa E.....................................          7,625            7,625              0
Mulack, Virginia W..................................          4,000            4,000              0
Munden, Evelyn Munden Family LP.....................          5,625            5,625              0
Murphy, Dean and Dawn...............................          5,625            5,625              0
Orland, Keith B. and Margaret.......................          5,625            5,625              0
Owens, Michael......................................            250              250              0
Pederson, William Scott.............................          5,625            5,625              0
Pohl, Michael and Vivian............................          5,625            5,625              0
Pravecek, Christopher...............................         30,131           30,131              0
Pruitt, John P......................................         26,875           26,875              0
Prutzman, George W..................................          1,944            1,944              0
Rasmussen, James E..................................          8,000            8,000              0
Ridge, James P......................................          5,625            5,625              0

                                                                                            AMOUNT OF
                                                                                           COMMON STOCK
                                                          AMOUNT OF         AMOUNT OF       TO BE HELD
                                                         COMMON STOCK      COMMON STOCK   AFTER OFFERING
NAME OF SELLING STOCKHOLDER                           BENEFICIALLY OWNED    REGISTERED     IS COMPLETE*
---------------------------                           ------------------   ------------   --------------
1999 PRIVATE PLACEMENT SELLING STOCKHOLDERS
Robinson, John P....................................          5,625            5,625              0
Rogers, Shaun.......................................          3,419            3,419              0
Ronald Stone, Trustee, Ronald Stone Insurance
  Trust.............................................         16,875           16,875              0
Rosenak, Dave.......................................          2,813            2,813              0
Ryan, Michael TTEE Michael Ryan Revocable Trust.....          5,625            5,625              0
Sanders, Helen McKay................................          4,625            4,625              0
Saunders, Thomas B. and Karen M.....................          5,625            5,625              0
Scheumann, Dennis...................................         11,250           11,250              0
Schreiber, Marc.....................................          7,031            7,031              0
Shelby Limited Partnership..........................          5,625            5,625              0
Slevin, John F......................................          5,625            5,625              0
Smithburg, William D................................          5,625            5,625              0
Spencer, Robert J...................................          5,625            5,625              0
Sterling CellPoint, LLC.............................         84,250           84,250              0
Stabus, Brain.......................................          1,713            1,713              0
Straus, Richard R...................................          2,500            2,500              0
Tenex Investment Club...............................         11,250           11,250              0
Tenzer, Lee.........................................          8,000            8,000              0
Thompson, Randy.....................................          5,625            5,625              0
Tierney, James and Marita...........................         11,250           11,250              0
Toolamation Inc.....................................          5,625            5,625              0
Trandel, David......................................          8,260            8,260              0
Tyrone, James.......................................          4,000            4,000              0
Tyrone, James and Nancy.............................          9,250            9,250              0
Unkel, Robert and Mary..............................          5,625            5,625              0
Weiss, Fred.........................................          5,625            5,625              0
Weiss, Joanna Lee...................................          1,841            1,841              0
Weiss, Joshua.......................................            500              500              0
Wieseneck Enterprises LP............................         11,250           11,250              0
Wilbers, David L....................................          5,625            5,625              0
                                                            -------          -------            ---
TOTAL...............................................        898,695          898,320            375
                                                            =======          =======            ===

------------------------

*   Assumes all shares covered by this Prospectus are sold.

    The shares owned by the 1999 Private Placement Selling Stockholders were previously registered in a registration statement that became effective on August 4, 2000 and amended on December 27, 2000. Since such date, the 1999 Private Placement Selling Stockholders sold an aggregate of 494,935 of Common Stock. The remaining shares owned by the 1999 Private Placement Selling Stockholders as listed above were previously registered, but are being included in this Prospectus for the Company's purposes of including all shares of selling stockholders in one prospectus. Upon the effectiveness of this Prospectus, the previous registration statement will be terminated.

    None of the 1999 Private Placement Selling Stockholders is an affiliate of the Company.

                                                                                      AMOUNT OF
                                                                                        COMMON
                                                                                     STOCK TO BE
                                              AMOUNT OF COMMON                        HELD AFTER
                                             STOCK BENEFICIALLY   AMOUNT OF COMMON   OFFERING IS
NAME OF SELLING STOCKHOLDER                        OWNED          STOCK REGISTERED    COMPLETE*
---------------------------                  ------------------   ----------------   ------------
AB Basen...................................          13,023            13,023                0
Carlson, Roger(1)..........................           2,441             2,441                0
Dahlin, Anna...............................           4,651             4,651                0
eRasmus Management AB......................          36,491            36,491                0
Foretagspartner AB.........................          36,491            36,491                0
Gellberg, Kaj..............................           9,767             9,767                0
Hoglund, Thomas(2).........................             465               465                0
Johansson, Kent............................           9,802             9,802                0
Jundin, Christopher........................             465               465                0
Jundin, Per(3).............................          30,210            30,210                0
Jundin, Peter..............................           2,325             2,325                0
Karl Stockman AB...........................         275,148           127,981          147,167
Ledstiernan Kapitalforvaltning AB..........           5,581             5,581                0
Ledstiernan BV.............................          36,491            36,491                0
Ledstiernan Business Development AB........          36,491            36,491                0
Ledstiernan Investment Ltd.................          36,491            36,491                0
Ledstiernan KB.............................          20,466            20,466                0
Ljung, Mats................................           1,151             1,151                0
Lundberg, Jakob(4).........................           4,651             4,651                0
Lundberg, Per..............................          56,657            56,657                0
Lundberg, Sara.............................           4,651             4,651                0
Norra Brofastet I Sundvall AB..............          36,491            36,491                0
Olesen, Kerstin............................           5,180             5,180                0
Olesen, Lykke..............................           5,180             5,180                0
Procuritas Investment Partners (PIP) BV....         164,211           164,211                0
Rosen, Thomas..............................          23,611            23,611                0
Soderberg, Bertil..........................         121,400           121,400                0
Soderberg, Orjan...........................           3,837             3,837                0
Stenhammar, Olof...........................          11,323            11,323                0
Strombom, Krister..........................           6,102             6,102                0
Unium AB...................................         130,939           130,939                0
Wallon, Michael(5).........................             465               465                0
                                                  ---------           -------          -------
TOTAL......................................       1,132,648           985,481          147,167
                                                  =========           =======          =======

*   Assumes all shares covered by this Prospectus are sold.

------------------------

(1) Roger Carlson is presently part of Senior Technical Management of Unwire.

(2) Thomas Hoglund was a founder of Unwire. He is presently part of the Senior Management of Unwire.

(3) Per Jundin was previously the Managing Director of Unwire.

(4) Per Lundberg was previously a member of the Board of Directors of Unwire.

(5) Michael Wallon was a founder of Unwire and has served as the Interim Managing Director of Unwire. He is presently part of the Senior Management of Unwire.

    None of the Unwire Selling Stockholders is an affiliate of the Company.

    With respect to the 1,075,000 shares of Common Stock issued to the Selling Stockholders in connection with the Unwire acquisition, we registered 268,772 of those shares pursuant to a registration statement that became effective on August 4, 2000 and amended on December 27, 2000. The Unwire Selling Stockholders sold an aggregate of 89,500 shares of common stock pursuant to such registration statement. We have included the unsold portion of such shares as well as the balance of the total shares issued to the former stockholders of Unwire in this Prospectus. Upon the effectiveness of this Prospectus, the previous registration statement will be terminated.

                                                                                              AMOUNT OF
                                                                                               COMMON
                                                                                             STOCK TO BE
                                                  AMOUNT OF COMMON                              HELD
                                                 STOCK BENEFICIALLY     AMOUNT OF COMMON  AFTER OFFERING IS
NAME OF SELLING STOCKHOLDER                            OWNED            STOCK REGISTERED      COMPLETE*
---------------------------                      ------------------     ----------------  -----------------
M&S Trust Company............................            100,000(1)          100,000              0
Castle Creek Technology Partners LLC.........            526,379(2)        1,789,473              0
                                                       ---------           ---------              --
TOTAL........................................            626,379           1,889,473              0
                                                       =========           =========              ==

*   Assumes all shares covered by this Prospectus are sold.

------------------------

(1) Such warrants are exercisable for one year, commencing June 26, 2001.

(2) This amount represents shares issuable upon conversion of notes and the exercise of warrants, subject to the limitation that the warrants and the notes are not exercisable or convertible to the extent that if converted by the holder, such holder would be the beneficial owner of more than 4.99% of the outstanding shares of our Common Stock. The 4.99% limitation may not prevent Castle Creek from converting all of its notes or exercising all of its warrants in a series of transactions such that the 4.99% limitation does not prevent Castle Creek from selling more than 4.99% of our Common Stock in the aggregate. The Castle Creek notes would otherwise be convertible into an aggregate of 400,000 shares of our Common Stock, if they are converted before June 5, 2001. If converted on or after June 5, 2001, they are convertible at the lesser of (i) $25 per share, and (ii) 90% of the average of the five lowest Volume Weighted Average Prices of the Common Stock during the 20 consecutive trading days ending on the trading day immediately prior to the date of determination. If the market price of our Common Stock is generally lower than $25 per share, we will be required to issue to the holders of the notes substantially more than 400,000 shares upon conversion. The lower the market price of Common Stock at the time of conversion, the greater the number of shares are issuable upon such conversion. Furthermore, the number of shares of Common Stock issuable upon the exercise of the warrants or conversion of the notes is subject to increases in the event that we issue or sell shares of our Common Stock or other securities convertible into shares of our Common Stock for no consideration or for a price, or at an exercise price, less than the market price of our Common Stock on the date such securities are issued or sold. Because of these terms, holders of our Common Stock face the risk that their holdings will be substantially diluted by the issuance of additional shares of common stock upon the exercise of the warrants and the conversion of the notes. Accordingly, in accordance with our agreement with Castle Creek, we have included in this Prospectus, an aggregate of 1,789,473 shares, which may become issuable to Castle Creek upon conversion of the notes and exercise of the warrants.

    Neither M&S Trust Company nor Castle Creek Technology Partners LLC is an affiliate of the Company.

                              PLAN OF DISTRIBUTION

    We will not receive any of the proceeds of the sale of the Shares offered hereby. Some of the Shares included in this Prospectus have not yet been issued, but are issuable upon the exercise of warrants held by certain of the Selling Stockholders, which warrants have exercise prices ranging from $7.49 to $20.00. In connection with the exercise of such warrants, each warrant holder may elect to pay the exercise price by (i) cash or check or (ii) net issuance; i.e., cashless exercise. To the extent that a warrant holder elects the net issuance method, we would not receive any cash as a result of such exercise. To date, the holders of warrants for 114,750 shares of our Common Stock have exercised their warrants, resulting in the issuance of 83,594 shares of Common Stock. While the majority of the holders of such warrants chose to pay the exercise price by the net issuance method, we received proceeds of $149,800 from holders that paid their exercise price in cash. We have used these proceeds for our working capital. Additional proceeds, if any, that we receive from the exercise of the warrants will be used for working capital.

    The Shares may be sold from time to time to purchasers directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agent. The Selling Stockholders and any such brokers, dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters", and any profits on the sale of the Shares by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Stockholders may be deemed to be underwriters, the Selling Stockholders may be subject to certain statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

    From time to time, the Selling Stockholders may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a Selling Stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a Selling Stockholder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

    The Shares offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Shares may be sold by one or more of the following methods, without limitation:
(a) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (b) an exchange distribution in accordance with the rules of such exchange, (c) face-to-face transactions between sellers and purchasers without a broker-dealer, (d) through the writing of options, and (e) other. At any time a particular offer of the Shares is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Shares. In addition, the Common Stock covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus.

    To our knowledge, the Selling Stockholders do not currently have any plans, arrangements or understandings with any broker, dealer, agent or underwriter regarding the sale of the Shares. There is no assurance that any Selling Stockholder will not sell any or all of the Shares offered by him, her or it hereunder or that any such Selling Stockholder will not transfer, devise or gift such Shares.

    The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders and any other such person. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market activities with respect to the Shares.

    Pursuant to the registration rights set forth in the various subscription agreements between the Company and the Selling Stockholders, each of the Company and the Selling Stockholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Shares to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents, transfer taxes and fees and expenses of Selling Stockholders' counsels.

                                INDEMNIFICATION

    We shall, to the fullest extent permitted by Section 78.7502 of the Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify under said section any director, officer, employee or agent from and against any and all expenses, liabilities or other matters referred in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. We will have the power to purchase and maintain officers' and directors' liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to our Amended and Restated By-Laws.

    INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AS AMENDED, AND IS THEREFORE UNENFORCEABLE. IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY THE COMPANY OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON OF THE COMPANY IN THE SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, WE WILL, UNLESS IN THE OPINION OF OUR COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AS AMENDED, AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

    We carry directors' and officers' liability insurance covering losses up to $3,000,000 (subject to certain deductible amounts).

                                 LEGAL OPINIONS

    The law firm of Salans Hertzfeld Heilbronn Christy & Viener, our counsel, 620 Fifth Avenue, New York, New York 10020, has rendered an opinion regarding the validity of the Shares offered hereby.

                                    EXPERTS

    The financial statements of CellPoint for fiscal year ended June 30, 2000 and for fiscal year ended June 30, 1999, audited by BDO Stoy Hayward, have been so incorporated in reliance on the report of BDO Stoy Hayward, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ON BEHALF OF THE COMPANY NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
CELLPOINT INC.........................      1
FORWARD-LOOKING STATEMENTS............      3
WHERE YOU CAN FIND MORE INFORMATION
  ABOUT US............................      4
INCORPORATION OF INFORMATION WE FILE
  WITH THE SEC........................      4
SUMMARY INFORMATION...................      5
RISK FACTORS..........................      8
USE OF PROCEEDS.......................     16
BUSINESS..............................     17
DESCRIPTION OF SECURITIES.............     26
THE SELLING STOCKHOLDERS..............     30
PLAN OF DISTRIBUTION..................     35
INDEMNIFICATION.......................     36
LEGAL OPINIONS........................     37
EXPERTS...............................     37

                                3,773,274 SHARES
                                       OF
                                  COMMON STOCK

                                 CELLPOINT INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               FEBRUARY 26, 2001

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